Exhibit 99.19
Welcome
          Welcome to A Better Motient, a web site sponsored by Highland Capital Management, L.P. We developed this website to keep our fellow Motient stockholders informed and to help Motient realize its full potential for the benefit of all stockholders. This site will be updated regularly and provide a central repository for relevant materials. As stockholders, we own Motient. As responsible owners we must elect directors who will sit at the board table as true and accountable stockholder representatives.
Motient’s Board of Directors has failed to properly represent and protect its stockholders. We believe Motient and its stockholders are suffering from serious mismanagement, including inadequate operating performance, significant financial reporting deficiencies, questionable execution and management, and extensive Board self-dealing and conflicts of interest.
We believe that Motient has exciting potential and could create significant value for its stockholders. However, we are also convinced that this will not occur under the current Board and management team. That is why we believe Motient needs a new, highly-qualified, independent and experienced Board who will oversee the right strategic plan to achieve the greatest value and best use of Motient’s assets for the benefit of all stockholders.
In this post Enron, WorldCom, Tyco era, stockholders can no longer afford to tolerate unaccountable corporate leaders. If we stockholders demand a new Board, we can spur positive change that will benefit stockholders. Please get involved, take action, and join us — for a better Motient.
The Situation
We are asking for Motient stockholder support in removing Motient’s current Board of Directors. We believe Motient has been severely mismanaged and that the company is suffering from poor operating performance, conceded financial reporting deficiencies, recurring execution and management oversight problems, and extensive Board and management self-dealing and conflicts of interest.

We believe the current Board has failed to act in the best interests of the company and stockholders. Motient has exciting potential and could create significant value for all stockholders; however, we do not believe the current Board can realize the company’s full potential. What is needed is a new, highly-qualified, principled, independent and experienced Board and management team that can successfully navigate the challenging market environment and implement a strategic plan that will achieve the greatest value and best use of Motient’s assets for the benefit of all stockholders. In light of Motient’s recent events, we believe this change is more urgent than ever.
On May 3, 2006, Motient announced that five of its existing directors, including the current Chairman, would not stand for re-election. Approximately one week later, on May 8, 2006, Motient signed a definitive agreement with SkyTerra Communications, Inc. We believe this proposed transaction is not in the best interests of Motient stockholders and is certainly not an appropriate action for Motient’s current “lame duck” Board. This proposed transaction will significantly impact the future of Motient for all stockholders — a future of which the outgoing directors who proposed this deal have signaled they want no part. See Motient/SkyTerra Proposed Transaction.
          We believe the agenda of Motient’s current Board, who approved the proposed transaction, and management is self-serving, will destroy stockholder value and does not represent the best interests of Motient stockholders.
About Motient
          Motient describes itself as a nationwide provider of terrestrial wireless data solutions for Fortune 500 companies and the small to medium size enterprise business market through its wholly-owned subsidiary, Motient Communications Inc. A publicly traded company with a $1.4 billion market capitalization and the largest digital data footprint in the U.S., Motient provides customers access to multiple networks platforms, including GPRS, 1XRTT and its own DataTac Network. Working with Motient, customers gain access to proprietary applications, one source support and wireless consulting services that enhance the performance, efficiency and cost-effectiveness of enterprise wireless networks.
Motient’s value lies in its two primary assets: significant interests in TerreStar Networks Inc. (TerreStar) and Mobile Satellite Ventures (MSV) providers of mobile satellite services. Motient is a controlling shareholder in TerreStar owning 54.3% of the company, and is a 43.4% owner of MSV. Both TerreStar and MSV are in the process of developing next-generation hybrid networks capable of providing ubiquitous wireless service by integrating land-based towers and satellites. These new networks would deliver services to wireless devices everywhere in North America.
Motient/SkyTerra Proposed Transaction
On May 8, 2006, Motient and SkyTerra Communications, Inc. signed definitive agreements to consolidate ownership and control of MSV and its general partner under SkyTerra and to consolidate ownership of TerreStar under Motient. Following the closing of a series of transactions, and assuming certain other stakeholders participate in the transaction, SkyTerra would own 70% of MSV and Motient would own 74% of TerreStar on a fully-diluted basis. We strongly oppose Motient’s proposed deal with SkyTerra.
We believe that Motient’s proposed deal, which will materially change Motient and its business without a stockholder vote, is structurally and financially flawed and raises serious governance concerns. Furthermore, these proposed transactions raise a number of questions including:
Why this deal? Why this structure? Why now?
Stockholders deserve answers. We ask that you consider these points:
Serious structural and economic flaws:
•	Motient AND its stockholders will suffer a substantial tax charge.
According to Motient’s press release, the proposed deal is taxable to Motient and will require payment by Motient of an estimated $50-80 million in corporate taxes, or about $1 per outstanding share of common stock. The press release also indicates that the distribution of SkyTerra shares acquired in the proposed transaction will be taxable to receiving Motient stockholders.

•	No evidence Motient stockholders will receive a control premium for MSV.
It is common practice to receive a premium for exchange of control in an entity. However, based on our review of the transaction documents, despite the fact that Motient is handing control of MSV to SkyTerra, we have seen no evidence that Motient stockholders will receive a control premium. We believe that Motient stockholders are entitled to a substantial premium in return for providing control of MSV to SkyTerra.

•	Motient stockholders are exchanging direct ownership for indirect ownership of MSV.
This proposed deal exchanges consolidated direct ownership of MSV by Motient, a valuable asset, for no cash and indirect ownership of MSV through SkyTerra.

•	Buy high, sell low?
The implied valuation for MSV in this proposed transaction of $1.86 billion according to a recent industry analyst report is very different than that which we understand was used by Motient management with respect to the failed roll-up transaction Motient proposed last fall. Based on our calculations, it appears management has now signed a deal to sell Motient’s interest in MSV at a discount of nearly 45% to the price they were planning to buy SkyTerra’s interest in MSV just ten months ago. It is prudent to buy low and sell high, not the opposite.

Grave governance concerns:
•	No stockholder approval.
This proposed transaction radically transforms Motient, but it appears to have been deliberately structured to avoid a stockholder vote despite the fact that the annual meeting of Motient stockholders is just two months away.

•	Motient receives minimal representation on SkyTerra Board.
Despite owning 57% of SkyTerra after the completion of the transaction, Motient will only have the right to propose one out of a possible four to seven directors on the SkyTerra Board of Directors. Skyterra, with only 25.3% ownership post the transaction, will have three seats. Moreover, the single individual selected by Motient may serve only at the “sole discretion” of Skyterra. Is it possible for Motient’s management and Board to display any less disregard for corporate governance and shareholder well-being?

•	Limited disclosure and little transparency.
A deal this significant and complex should be thoroughly and clearly explained to stockholders, yet Motient leaves many questions unanswered. How were valuations determined? Was a fairness opinion obtained? If not, why? Were other deals considered, such as a tax-free spin-off of MSV or buying out the minority MSV investors to gain majority ownership in both entities? If so, why were they rejected? Sadly, we do not expect Motient to provide answers to these questions, despite the fact that this is a fundamentally important transaction and Motient is facing a contested director election. If this deal were structured such that stockholder approval was necessary, Motient likely would have been required to describe the proposed transaction in much greater detail. Motient stockholders deserve more information.

•	Motient management benefits at stockholders’ expense.
The proposed transaction apparently continues what we see as a pattern — Motient insiders, and in this case management, reaping financial benefits at stockholders’ expense. For example, according to Motient’s public filings, Mr. Downie, the most senior Motient officer, was granted 125,000 shares of restricted stock last November that apparently will fully vest upon the closing of this transaction, a gain of well over $2 million at Motient’s current stock price. Motient’s Board awarded Mr. Downie this restricted stock at a time when management had already proposed a transaction that apparently would have triggered the vesting of these shares upon closing. Additionally, Mr. Downie’s employment agreement specifically provides that such a transaction by Motient also apparently triggers the acceleration of his TerreStar options.

•	Deal approved by “lame duck” Board.
This deal appears to be the last gasp of directors who we believe have long been engaged in questionable transactions, and will not stand for re-election to avoid facing a stockholder referendum on their past actions.
The support by the Motient Board and management of this ill-conceived transaction further demonstrates that they lack vision and are not acting in the best interest of Motient’s stockholders.

[1]	From a report published by Jeffries & Co. on May 15, 2006. We note that neither the author nor publication cited herein have consented to the use of such report as proxy soliciting materials.
Board Self Dealing & Conflicts of Interest
In recent public filings, Motient makes references to numerous related party transactions between the company and its directors and officers, on one hand, and entities in which Motient’s directors and officers have interests or serve as officers, directors or consultants, on the other hand. In its Form 10-K, Motient disclosed $13.1 million of expenses for related party transactions and services, and nearly $18.0 million in total stock-based employee compensation expense, compared with only $13.8 million in total revenue, for the year ended December 31, 2005. These related party transactions, as well as certain Motient officers’ compensation and Motient advisor fee structures, point to severe conflicts of interest and raise serious questions about the independence of Motient’s directors and officers and whether Motient’s directors and management are complying with their fiduciary duties and acting in the best interests of Motient stockholders.
The following charts show just some of the related party transactions and inter-relationships between Motient Board members, management and advisors that we believe represent serious conflicts of interest and poor corporate governance.

Board of Directors: Conflicts of Interest

Current Motient Board of Directors

Former Motient Directors

- P. Aquino
- J. Abbruzzese

Individuals

- W. Barr Jr. – President, CTA
- B. Singer – S. Singer's brother
- G. Singer – S. Singer's brother

MSV	TerreStar	Tejas	CTA	DualStar	Leap	CAI Wireless	American Banknote	Globix
MOTIENT	MOTIENT	B. Williamson Fmr Director	G. Kittner Advisor	R. Steele Director	G. Kittner Fmr Director	G. Kittner Fmr Employee	S. Singer Chairman	S. Singer Dir. & Shareholder
G. Kittner Director	J. Abbruzzese Director	J. Abbruzzese Director	C. Downie Fmr Consultant	J. Abbruzzese Fmr Director	W. Barr Jr. Fmr Director	W. Barr Jr. Fmr Employee	G. Goldsmith Director	J. Abbruzzese Fmr Director
J. Abbruzzese Director of GP	C. Downie Director	W. Barr Jr. Shareholder	P. Aquino Fmr Employee	B. Singer Fmr Shareholder			R. Steele Director	R. Steele Director
			J. Abbruzzese Chairman					W. Barr Jr. Director
			W. Barr Jr. Employee					

Current Motient Board of Directors Former Motient Directors Individuals Board of Directors: Conflicts of Interest MSV C. Downie COO G.Goldsmith Director S. Singer Chairman B. Williamson Director G.Kittner Director J. Abbruzzese P. Aquino Tejas CTA DualStar Leap CAI Wireless MOTIENT J. Abbruzzese Director B. Williamson Fmr Director G. Kittner Director J. Abbruzzese Director of GP G. Singer S. Singer's brother W. Barr Jr. Shareholder J. Abbruzzese Chairman C. Downie Fmr Consultant G. Kittner Advisor P. Aquino Fmr Employee American Banknote Globix B. Singer S. Singer's brother W. Barr Jr. President, CTA W. Barr Jr. Employee R. Steele Director J. Abbruzzese Fmr Director B. Singer Fmr Shareholder G. Kittner Fmr Director W. Barr Jr. Fmr Director G. Kittner Fmr Employee W. Barr Jr. Fmr Employee S. Singer Chairman R. Steele Director G. Goldsmith Director S. Singer Dir. & Shareholder J. Abbruzzese Fmr Director R. Steele Director W. Barr Jr. Director Multiple interlocking directorships and other inter-relationships among key players On the left are key current and former Motient board members, as well as individuals of significance Graphic above shows companies where current and former Motient board members, as well as individuals of significance, have been, or currently are, members on the same board TerreStar MOTIENT C. Downie Director R. Steele Director J. Abbruzzese Director

Board of Directors: Ownership Interest and Advisory Relationships MOTIENT Corporate stockholder/ownership interest Individual stockholder/ownership interest Business/advisory relationship (compensation in cash and/or stock) Control Brad Singer (Brother) Gary Singer (Brother) Globix S. Singer, Director & Shareholder J. Abbruzzese, Former Director R. Steele, Director W. Barr, Director TerreStar Singer Children's Trust MSV J. Abbruzzese, Director of GP G. Kittner, Director of GP Wayne Barr Jr. (President, CTA) Tejas J. Abbruzzese, Director W. Barr Jr., Shareholder B. Williamson, Fmr Director CTA J. Abbruzzese, Chairman C. Downie, Fmr Consultant G. Kittner, Advisor P. Aquino, Fmr Employee W. Barr, Employee P. Aquino Fmr Director J. Abbruzzese Fmr Director S. Singer Chairman G.Goldsmith Director C. Downie COO G.Kittner Director B. Williamson Director R. Steele Director

Mismanagement and Questionable Execution
Motient’s Board and management have engaged in questionable activities with respect to executing its strategy and overseeing the company. This has been demonstrated in particular by Motient’s:
•	History of regulatory issues and business mistakes;

•	Support of certain ill-advised strategic transactions, including:
•	a recently announced consolidation transaction involving SkyTerra; and

•	an earlier failed roll-up transaction;
•	Decision to provide excessive compensation to its outgoing directors and certain of its officers; and

•	Failure to hire a CEO or CFO.
History of Regulatory Issues and Business Mistakes
We believe that Motient has continually made significant mistakes regarding strategic decisions, regulatory issues and routine business transactions. These mistakes demonstrate Motient management’s inability to properly care for Motient’s business.
In its most recent Form 10-K, Motient identified a business strategy to use its subsidiary TerreStar to design and develop a next-generation communications system involving a hybrid satellite/terrestrial wireless network, but acknowledged that it has “limited experience in running a satellite communications business.” In the same filing, the company reports that its 800 MHz licenses were impaired in part because Motient “experienced a significantly greater decline in [its] revenues and customer base in the second half of 2005 than anticipated,” which:
•	impaired the nationwide capacity of its frequencies that was previously maintained, as well as the future revenue and cash flows that either Motient or a third party could generate from the use of these frequencies; and

•	resulted in Motient’s reduction of the nationwide value premium associated with these assets to zero from $18.4 million and Motient’s reduction of the individual frequency value by $24.5 million.
Also in the same filing, Motient admits to issuing non-voting preferred shares in conflict of its corporate charter, which would be a violation of the Delaware General Corporation Law. According to the Form 8-K filed by the company on April 18, 2005, at the time Motient issued the shares of Series A Preferred Stock, the company’s Restated Certificate of Incorporation provided that “[t]he Corporation shall not issue any class of non-voting stock.”
Support Of Certain Ill-Advised Strategic Transactions
On May 8, 2006, Motient and SkyTerra Communications, Inc. signed definitive agreements to consolidate ownership and control of MSV and its general partner under SkyTerra and to consolidate ownership of TerreStar under Motient. Following the closing of a series of transactions, and assuming certain other stakeholders participate in the transaction, SkyTerra would own 70% of MSV and Motient would own 74% of TerreStar on a fully-diluted basis. We strongly oppose Motient’s Proposed Deal with SkyTerra. We believe that Motient’s proposed deal, which will materially change Motient and its business without a stockholder vote, is structurally and financially flawed and raises serious governance concerns.
The Board and management also supported a failed roll-up transaction that would have substantially undermined existing Motient stockholders’ value, only later admitting the transaction structure would “need to be modified.” The Form S-1 filed by Motient in connection with the proposed transaction did not reflect that any valuation analysis was done, that any financial advisor or investment bank was hired, or that any fairness opinion was rendered with respect to MSV. The only references to the valuation of MSV appear be that the Company:
1.	acknowledged the use of estimates in the valuation of its investment in MSV,

2.	stated that in November 2003, it engaged CTA to provide a valuation of the Company’s equity interest in MSV as of December 31, 2002 and

3.	stated that it paid CTA in March 2005 to provide certain valuation allocations for the Company’s interest in MSV as a result of the Company’s November 12, 2004 additional investment in MSV.
With respect to TerreStar, while the Company does describe a valuation model in filings, the model appears to reference a May 2005 valuation. The notion that Motient would utilize a valuation figure based on data from May 2005 in November 2005 indicates that the valuation data was at least six months old. The Form S-1 does not reflect that any financial advisor or investment bank was hired or any fairness opinion was rendered with respect to TerreStar.

Furthermore, assuming a May 2005 TerreStar valuation was used, it seems management likely failed to adjust for the increased probability of TerreStar receiving an incremental spectrum award from the FCC — a pending event Motient certainly knew about in the fall of 2005. In fact, even after TerreStar received the additional 12 MHz of S-Band spectrum in December 2005 (a 150% increase from 8 MHz) management failed to adjust the misevaluation.
Our financial projections estimate that the misevaluation of TerreStar by the company in connection with the failed roll-up could have ultimately cost existing company stockholders up to at least $300 million through the dilution of their interests. By our estimate, if the transaction had been consummated existing equity owners of Motient would have been diluted in their ownership of TerreStar by approximately 11.1%.
As is the case with the recently proposed consolidation transaction with SkyTerra, the Motient Board’s and management’s support of this roll-up transaction further demonstrates an inability or unwillingness to act in the best interest of Motient’s stockholders.
Decision To Provide Excessive Compensation To Its Outgoing Directors And Certain Of Its Officers
The Motient Board recently granted its current members, including five of its six nominees, 270,000 shares of restricted stock and options to purchase 90,000 shares of common stock, subject to stockholder approval; and intends to grant options to purchase an additional 60,000 shares of common stock to the four most recently appointed directors if they are reelected at the annual meeting. If the stockholders approve the 2006 Motient Corporation Equity Incentive Plan, the current members of the Motient Board, including the five directors not standing for reelection, will receive compensation in Motient restricted stock and options valued by Motient in its proxy statement in excess of $7.5 million.
In addition to excessive director compensation and despite Motient’s disappointing financial results, numerous restatements and accounting troubles, and history of mismanagement, Motient recently disclosed in its public filings that it had entered into amended and restated employment agreements with each of Mr. Downie, Ms. Newman and Mr. Macklin, which agreements contain the following lucrative terms:
•	Annual salaries of $240,000, $150,000 and $175,000, annual cash bonuses of up to 50%, 35% and 35% of base salary, and grants of 125,000, 15,000, and 15,000 shares of restricted common stock, respectively, with the restricted stock vesting upon a change of control or closing of certain strategic transactions (which vesting apparently will occur upon the closing of the proposed consolidation transaction with SkyTerra); and

•	Severance payments upon termination by Motient without cause, or upon termination by the employee for good reason:
•	of between one and two year’s salary, plus bonus and benefits in the case of Ms. Newman and Mr. Macklin; and

•	equivalent to eighteen months of salary, plus bonus and benefits in the case of Mr. Downie.

In particular, Mr. Downie is entitled to receive his entire severance package if he terminates the agreement on account of having to work for an average of more than three days per week outside of the New York City area in any calendar month. He has been granted this right by Motient despite the fact that:
•	He is currently the highest ranking officer of Motient; and

•	Motient’s headquarters are in Lincolnshire, Illinois, which is approximately 732 miles from New York City.
Failure to hire a CEO or CFO
Based on Motient’s public filings, Motient does not appear to have had a chief executive officer or chief financial officer in over two years. We believe that the Motient Board’s failure to appoint capable individuals to fill these roles is a substantial factor with respect to Motient’s lack of vision, mismanagement and accounting issues, and that such Motient Board issues may impair Motient’s ability to attract a capable chief executive officer or chief financial officer.
Financial Reporting Deficiencies
Motient has repeatedly identified certain deficiencies and material weaknesses in the internal controls over its financial reporting, consistently made late SEC filings, and repeatedly amended a number of its quarterly reports in order to restate financial information, including restatements of financials for the first, second and third quarters of 2005. For example:
•	In Motient’s Form 10-K for the year ended December 31, 2005, Motient identified significant deficiencies in the internal controls over financial reporting for the company.

•	The 2005 Form 10-K states: “The following material weakness has been identified and included in management’s assessment: Management has identified a lack of sufficient oversight and review involved in the quarterly and year-end financial reporting process. In addition, management identified a lack of resources to ensure complete application of generally accepted accounting principles as it relates to non routine transactions. Specifically in 2005, we consummated two merger and acquisition transactions related to two separate entities that we have a material investment in (MSV) or acquired a controlling interest in (TerreStar). This deficiency in the design and implementation of the Company’s internal control over financial reporting resulted in a misstatement to the financial statements for the quarterly reporting periods in 2005. The annual statements provided herein reflect the adjustments for these restatements.”

•	Its failure to properly reflect in its financial results certain stock compensation expenses incurred in connection with the Company’s ownership of equity interests in MSV caused the restatement of Motient’s quarterly report for the period ending March 31, 2005.

•	On March 30, 2006, the Company filed Amendment No. 2 to the quarterly report on Form 10-Q for the period ended March 31, 2005 (the “First Quarter 2005 Form 10-Q/A”). This amendment reflects the restatement of the Company’s condensed consolidated financial statements as of and for the three months ended March 31, 2005. The effect of this restatement was to increase the Company’s net loss from $28.5 million as previously reported to $31.1 million as restated for the three months ended March 31, 2005.

•	The company filed amendments to its quarterly reports on Form 10-Q for the periods ended June 30, 2005 (the “Second Quarter Form 10-Q/A”) and September 30, 2005 (the “Third Quarter Form 10-Q/A”) on March 30, 2006. According to the amended second quarter filing, the company again failed to properly reflect certain accounting treatments of equity interests, this time failing to properly record the value of certain warrants issued in February 2005. The restatement reflects an increase in the Company’s net loss from $22.9 million to $25.8 million for the three month period ended June 30, 2005, and an increased net loss for the six month period ended June 30, 2005 from $51.4 million as previously reported to $56.9 million as restated. In the amended Third Quarter Form 10-Q/A, the Company increased its net loss from $18.5 million to $20.1 million for the three month period ended September 30, 2005, and increased its net loss from $69.88 million to $77.0 million for the nine month period ended September 30, 2005.

•	Motient failed to timely file its Form 10-K reports for fiscal 2005, 2004, 2003 and 2002; and its Form 10-Q reports for the first quarter of fiscal 2006, the second quarter of fiscal 2005, the first quarter of fiscal 2004, the first, second and third quarters of fiscal 2003 and the second and third quarters of fiscal 2002.
          Motient’s troubles with financial reporting are not isolated incidents. The pattern of restatements and acknowledgements of internal control weaknesses is a clear indication that Motient’s management of financial reporting is a significant issue that Motient has been unable to remedy to date.
Stockholder Dilution
As the below chart indicates, Motient stockholders have been and continue to be diluted by the actions of Motient’s management and current board.
Since emerging from bankruptcy, Motient’s fully-diluted share count has more than doubled, from approximately 29.1 million to 69.7 million shares. We believe this increase in share count has decreased the value of Motient shares by approximately $6.20 based on the current implied values of TerreStar and MSV. The advisory and consulting fees paid by Motient to Tejas and CTA over the years have cost Motient shareholders approximately $20.6 million, or $0.71 per share. By Motient pricing its PIPE transactions in 2004 well under the then-current market price, we believe Motient shareholders were diluted by approximately $150.3 million, or $5.16 per share. Finally, if the recently announced sale of Motient’s ownership in MSV to SkyTerra goes forward, Highland estimates that Motient shareholders will be diluted by an additional $442.2 million, or $15.20 per share, which does not include the taxes that each Motient shareholder will have to pay upon receipt of SkyTerra shares.
Thus, long-term Motient shareholders will have been diluted by at least $27 per share in value.
Help us put a stop to the bleeding by electing our slate of directors who will work diligently to increase stockholder value.

Analysis of Share Price Dilution Under Current Management

		As of 12/31/02		
	Fully Diluted Shares	29.1		

		Amount	Per Share	Notes
	Dilution (12/31/02 to 3/31/06)		$ 6.20	- Determined by taking the sum of the current implied values for MSV and TerreStar multiplied by their respective ownership percentages and then dividing by the fully-diluted shares (excl. Preferreds) at each time period [1]
	Tejas & CTA fees	$ 20.6	$ 0.71	- See chart on the right
	"Underpricing" of PIPEs	$ 150.30	$ 5.16	- Difference between the market price on the day the PIPE was announced and the share price of the PIPE transaction
a	**Cost Per Share to Date**		**$ 12.07**	
b	Failed Roll-up	$ 300.0	$ 10.31	- Used assumptions from Jefferies report dated 10/3/2005 [2]
a+b	**Cost Had Roll-up Occurred**		**$ 22.38**	
	New Transaction			
c	Est Corporate Taxes	$ 70.0	$ 2.41	- Company estimates $50-$80 divided by 12/31/02 shares
	Estimated Other Taxes	?	?	
d	Lack of Premium	$ 372.2	$ 12.79	- 20% premium based on MSV value of $1.86 Bn [3] divided by 12/31/02 shares
a+c+d	**Potential Cost with New Transaction** (Not Including Other Taxes)		**$ 27.27**	

Cash Fees Paid to Tejas and CTA

	Tejas	CTA	Total
2002		427,500	427,500
2003		292,500	292,500
2004	6,382,620	660,000	7,042,620
2005	11,500,000	781,469	12,281,469
2006		600,000	600,000
	$ 17,882,620	$ 2,761,469	$ 20,644,089

Excess

	Market Price	PIPE Price	Shares	"Cost"
PIPE #1	$ 6.15	$ 5.50	4,215,910	$ 2,740,342
PIPE #2	$ 13.75	$ 8.57	3,500,000	$ 18,130,000
PIPE #3	$ 17.00	$ 8.57	15,353,609	$ 129,430,924
				$ 150,301,265

Notes:

We note that none of the authors nor publications cited herein have consented to the use of such reports as proxy soliciting materials

1/ **Current Implied Values:** Jefferies report dated 5/15/06 (MSV: $1.861Bn; TerreStar: $1.489Bn)
2002 10-K: Percentage Fully Diluted Ownership (MSV & TerreStar) ñ 2002 p. 8; Shares Outstanding ñ p. F-8; Warrants & Options Outstanding ñ 2002 pp. F-32 & 33
2006: Percentage Fully Diluted Ownership (MSV & TerreStar) ñ 8-K dtd. 5/8/06, Ex. 99.1; Shares Outstanding ñ 2005 10-K, Coverpage (as of 4/21/06); Warrants & Options Outstanding ñ 1Q 10-Q p. 16

2/ **Potential Loss to existing shareholders from roll-up**

Implied "target" value of TerreStar (Jefferies report dtd 10/3/05)

$/MHz POP	$	0.50		
MHz		20.0		
POPs		325.0		
			$	3,250
Less: Jefferies implied value of TerreStar (10/3/05)			$	547.3
Gain in TerreStar value			$	2,703
Percentage of TerreStar				
Owned by Motient		54.4%		
Owned by Motient after the roll-up		43.3%		
Percentage of TerreStar lost in roll-up				11.1%
Loss to existing MNCP sharehoders			**$**	**300.0**

2/ Jefferies implied value of MSV per report dated 5/15/06

Poor Operational Performance
Motient has a history of poor operating performance. In its only operating business, the company has reported declining year-over-year revenues for the past three years, a 67% increase in operating expenses for the year ended December 31, 2005 as compared to the year ended December 31, 2004 and a net loss for the year ended December 31, 2005 of $158.4 million on revenues of $13.8 million, down from revenues of $36.9 million and $54.5 million for the years ended December 31, 2004 and 2003, respectively.
The Opportunity
          As wireless service providers face increasing spectrum constraints due to the growing demand for bandwidth intensive wireless applications, the spectrum that providers of advanced satellite communication services possess is becoming increasingly more valuable. Consequently, greater interest is being shown in companies like TerreStar and MSV that are well positioned to provide these much needed services and spectrum. Since it is expected that emerging next generation wireless applications will drive demand for greater wireless capacity, we can conclude that MSS/ATC spectrum will become increasingly valuable to wireless service providers as they face spectrum constraints.
As a result, the S- and L-band spectrum indirectly owned by Motient are highly desirable assets. The S- and L-band spectrum will allow Motient to offer ubiquitous satellite and terrestrial wireless service across North America, and the assets would give a wireless provider a large national footprint in a single spectrum band with the added benefit of redundancy from the satellite portion of the network.
There are a variety of strategic options available to Motient that are worth exploring. For example, existing carriers, cable companies, DBS, new entrants, and the government are all potential operating partners for both TerreStar and MSV. To offset the cost associated with constructing the satellites and terrestrial network, another option available to Motient would be to seek a combination or joint venture agreement with other MSS providers or existing carriers.
Motient’s interests in TerreStar and MSV have the potential to produce substantial value for all Motient stockholders. However, the multiple opportunities for value creation require management to conduct a rigorous process, including robust analysis and consideration of various alternatives.
          Please click here for An Overview of Strategic and Valuation Considerations For Motient Corporation, written by Niles Chura. Mr. Chura is a portfolio manager at Highland Capital, responsible for $1.5 billion plus of telecommunications industry investments, and is one of Highland Capital’s nominees for Motient’s Board of Directors.

An Overview of Strategic and Valuation Considerations
For
Motient Corporation
May 2006

× Objective ➢
The intent of this paper is to provide long-term investors with an assessment of the opportunities and risks facing Motient Corporation (“Motient” or the “Company”) and to evaluate how management can best use Motient’s assets to maximize value for existing stockholders.
× Trends and Influencing Factors ➢
The telecommunications industry is nearing a “tipping point.” Improved technology, shifting customer demand and the priorities of governmental entities are coming together to shape how people communicate in the future. Motient, by virtue of its assets, is well-positioned to become an important player in the wireless market of the future.
Recent technological developments have resulted in consumer devices that are cheaper, smaller and more flexible. When these improvements are combined with networks made smarter by new architectures, such as IMS,1 carriers will be able to address the rising demand for mobile converged voice and data services. Given the proliferation of these technologies and changing demographics, demand for advanced capabilities is not restricted to major urban markets. Rural communities are aggressively seeking investments in broadband access and consumers want to be able to communicate regardless of location both for business and personal purposes. To address their needs, public and commercial constituencies are looking to regulators and legislators to facilitate access to incremental wireless spectrum. With its wireless licenses, Motient can uniquely address not only the need for additional spectrum, but also the development of an advanced wireless network without the burden of legacy infrastructure.
× Organizational Structure ➢
Motient’s two primary assets are its majority ownership of TerreStar Networks Inc. (“TerreStar”) and direct and indirect equity ownership of Mobile Satellite Ventures LP (“MSV”). Motient, under its current structure, has 54.3% ownership of TerreStar, which indirectly holds 20 MHz S-band spectrum, and 43.4% ownership of MSV, which owns 30 MHz of L-band spectrum. Additionally, the Company operates a two-way terrestrial wireless data communication service through Motient Communications Inc., a wholly-owned subsidiary of the Company.

× Spectrum as a Source of Value ➢
While Motient has existing operations,2 the ability of TerreStar and MSV to exploit their respective Mobile Satellite Service / Ancillary Terrestrial Component (“MSS/ATC”) approval for the wireless licenses they control will be the primary determinant of the ultimate value of the Company.3 The S- and L-band spectrum indirectly owned by Motient through TerreStar and MSV, respectively, offer highly desirable attributes. In particular, the wireless licenses (i) are “beachfront property”,4 (ii) are licensed,5 and (iii) provide a national footprint.6 The national footprint is unique in regards to existing licenses, especially given the relatively large amount of spectrum available in the S- and L-bands.
Public Safety and First Responder Demand: Growing interest in MSS/ATC spectrum is not limited to the commercial sector. Recent events have focused the attention of elected officials and regulators on the importance of robust communications services, especially wireless. Notable issues are as follows:
•	Problems encountered during the aftermath of September 11, 2001 and Hurricane Katrina demonstrated a need for reliable government communications in times of emergency.[7]

•	The present Chairman of the FCC has made it clear that he is extremely sensitive to the needs of federal and local public safety agencies. He has also indicated that he is committed to ensuring the integrity of the communication network in times of emergency.[8]
According to recent industry research, the government/military sector has boosted demand for MSS services and recent years have shown the MSS industry to be invaluable in supporting disaster preparedness and recovery activities, military applications, and other critical civil requirements.9
The inherent capabilities of MSS/ATC (national footprint, redundancy) are well-suited to address these as well as other politically important matters, such as the ability to offer ubiquitous rural coverage especially where no cellular coverage is provided today. Motient has the opportunity to work in conjunction with the federal government to address national communications priorities. One can certainly envisage Motient entering into a commercial agreement with the federal government helping to defray some of Motient’s build-out costs. However, a symbiotic relationship like this is possible only if the decision-makers in the government are convinced the technology works and that Motient’s management team is both well-qualified and a proper fiduciary with which to entrust a vital national asset.
× MSS/ATC Spectrum Characteristics ➢
In evaluating how Motient can best utilize its spectrum, one must be cognizant of the boundaries that govern its use. Motient’s ability to extract the full value of these assets is a function of certain limits, which include future technological developments, new regulation and unanticipated changes in marketplace dynamics. It is therefore incumbent upon the management team to weigh each of the factors and determine the appropriate course of action.
The current rules governing the operation in both of the S- and L-bands are detailed in the FCC’s February 2005 ATC Reconsideration Order.10 In addition to the standard FCC regulations (i.e., E911, CALEA, etc.) and basic requirements governing MSS/ATC, each band has specific restrictions and characteristics that influence its uses and potential value.
S-band (TerreStar):
A total of 40 MHz of contiguous 2 GHz MSS spectrum is licensed by the FCC in the 2000-2020 MHz band for uplink and in the 2180-2200 MHz band for downlink.11 (See Appendix 1 for a spectrum chart). The S-band, as it often referred to, is located next to both the PCS and AWS bands, which means there is virtually no difference in propagation characteristics among them.12 ICO North America Inc. (“ICO”) and TMI Communications, a TerreStar stockholder, are the only holders of 2 GHz MSS spectrum, each having been assigned 20 MHz of spectrum.13
In relation to other MSS spectrum available for ATC, the S-band is commonly considered the “cleanest,” given the relative constraints from factors such as potential interference and power limitations. It is also expected to be put into use first based on the publicly disclosed satellite deployment schedules. Additionally, the contiguous blocks of spectrum available in S-band are generally larger than competing bands; thus, the ability to provide higher bandwidth applications is improved. These characteristics, in addition to the similarity with existing PCS spectrum, support the view that existing mobile wireless providers might be interested in the S-band as an alternative supply of high quality spectrum over which they can deliver next-generation broadband applications.
L-band (MSV):
The L-band consists of 1525-1544 MHz and 1545-1559 MHz for uplink and 1626.5-1646.5 MHz and 1646.5-1660.5 MHz for downlink.14 (See also Appendix 1 for a spectrum chart). MSV and Globalstar, Inc. are the only two MSS companies that are approved to provide ATC service in the U.S. Other North American MSS providers, without ATC approval, include Iridium Satellite LLC (“Iridium”) and Inmarsat plc (“Inmarsat”). While Iridium has not indicated a desire to offer ATC service, Inmarsat has and also operates in the L-Band.15
Given the propagation characteristics, L-band is generally considered excellent spectrum. However, the L-band rules include more stringent technical restrictions that limit transmitted power in and out of band emissions as compared to S-band. In addition, MSV’s 30 MHz of L-band spectrum is not contiguous; rather it is fragmented and interlaced with spectrum allocated to Inmarsat. Furthermore, Inmarsat currently holds 3.0 MHz of spectrum temporarily loaned to it by MSV.16 To date, MSV has been unsuccessful in its attempts to reacquire the loaned spectrum.17 Reconfiguring the L-band spectrum to obtain contiguous spectrum, and reacquiring the spectrum MSV loaned to Inmarsat, is made even more difficult by the Mexico City Memorandum of Understanding (“Mexico City MoU”),18 the governing agreement for L-band. Rectifying disagreements under the Mexico City MoU is a complicated process, in part because the governing board which is required to meet annually has not met since 1999.19
It is possible, however, for the value of MSV’s L-band holdings to increase if one of the two following actions occurs: MSV commercially coordinates a re-banding with Inmarsat or the FCC pressures Inmarsat to re-band. If these actions prove to be ineffective, the likely alternative to recover the loaned spectrum would be court action. However, because the terms of the loan between MSV and Inmarsat are confidential it is impossible to assess whether or not legal action would be successful.

× Valuation Methodology ➢
The previously discussed growing demand for bandwidth intensive wireless applications such as streaming video will inevitably put greater constraints on the existing supply of quality spectrum. It is expected that as data usage increases, so will the value of prime spectrum. Not surprisingly, interest in a ubiquitous nationwide footprint is not limited to existing wireless providers. There has been significant speculation regarding potential interest from alternative carriers such as cable providers, satellite TV and radio companies, wireless broadband providers, internet service providers, and foreign carriers looking to gain a foothold in the U.S. The first step in evaluating different opportunities is to properly value the spectrum.
Valuing the Spectrum Today: While the various iterations will have specific nuances, several basic assumptions need to be made with regard to valuing wireless spectrum with MSS/ATC designation.
•	The ability to offer an ancillary terrestrial component (ATC) causes the use, and thus value, of the spectrum to be more aligned with terrestrial (i.e., PCS) spectrum than traditional satellite spectrum.[20]

•	The best indication of value for terrestrial spectrum is the price that wireless carriers pay. That price should then be adjusted to reflect the hybrid nature of the technology.[21]

•	Technology exists to produce reasonably priced MSS/ATC compatible handsets, with “form factors” that closely resemble commercially available cell phones.[22]

•	S- and L-band spectrum should not necessarily be aggregated for valuation purposes due to variances in characteristics and potential uses. However, if those differences are mitigated, then values will align.
If we assume that MSS/ATC spectrum will be utilized in a manner more aligned with existing terrestrial spectrum than traditional satellite spectrum, the valuation methodology should be to start with current PCS prices and then back out the incremental costs associated with the satellite component. The specific incremental build-out costs should reflect the particular potential partners of Motient. For example, if the MSS/ATC spectrum were to be “stapled-on” as incremental “PCS-like” spectrum for an operating mobile provider, then the terrestrial build-out costs would be significantly less than it would be for a new entrant to the market. An existing provider would be able to leverage its assets (cell sites, customer base, etc.) — something not available to a completely new operator.
It seems apparent from current prices that the market is also applying a discount for asset-specific risks such as (a) regulation, (b) execution and then (c) a more general discount for uncertainty. The size of discount an investor applies for these risks depends on many factors. However, as Motient adequately mitigates these issues, the implied discount will likely decrease, which will positively affect MSS/ATC spectrum values.
Finally, investors need to price-in the incremental value the MSS component provides over pure terrestrial spectrum. This value derives from the redundancy that the satellites provide and the ability to acquire a national footprint with one license.23 Therefore, investors should add back a premium for redundancy and the ability to acquire a national footprint.
The Valuation of ATC Spectrum chart below illustrates the valuation methodology described above, starting with the current price of PCS spectrum on the left.24 To get to the approximate

“Current ATC Spectrum Value,” subtract the incremental build-out costs. The difference between that result and the current values of ATC spectrum is assumed to be the implied risk factor specific to MSS/ATC, which will diminish over time if management successfully executes — bringing values toward what is labeled “Unrealized ATC Spectrum Value”. To reach the “Potential ATC Spectrum Value” as illustrated below it is appropriate to add a premium for both (1) a national footprint at one frequency, and (2) the redundancy offered by the satellite.
Note: for illustrative purposes only
A risk to current spectrum prices is the pending availability of additional supply. On April 12, 2006, the FCC announced an auction for 90 MHz of AWS (Advanced Wireless System) spectrum at 1710 MHz to 1755 MHz and 2110 MHz to 2155 MHz for the summer of this year.25 The prices paid for spectrum by those participating in this auction will establish a benchmark for the value of L- and S-band MSS/ATC spectrum. While 90 MHz is a substantial amount of spectrum, if there is significant bidding activity, it is conceivable that not all bidders will end up with the amount of spectrum they need, especially new entrants. In this instance the “losing” bidders will likely look to alternative sources of “beachfront spectrum,” such as MSS/ATC.
× Strategic Questions ➢
In order to fully exploit the embedded options in its spectrum assets, Motient must first identify and then carefully analyze and weigh its various alternatives. It should be noted that in 2005, MSV retained Evercore Partners to provide a strategic analysis. It is important that during this review process, management preserves its strategic options by continuing to build out and meet the prescribed FCC milestones (see Appendix 2). Accordingly, strategic decisions should be based on careful evaluation of all factors unless there is strong evidence that a single path is clearly the most beneficial for stockholders.
Some of the options available to Motient are as follows:
•	Support MSV’s attempt to commercially re-band with Inmarsat, although contiguous spectrum will allow Inmarsat to better exploit the L-band as well. Reconfiguring the L-Band could potentially result in both lower build-out and operating costs for MSV.[26]

•	Pursue joint ventures, partnerships or other arrangements with other MSS providers in the S- and L-bands in an effort to aggregate the maximum amount of spectrum possible. There are potentially significant cost synergies from such combinations as a result of being able to spread fixed costs over a greater amount of spectrum and customers.

•	Before any decision is made to spin off MSV or TerreStar, a plan should be developed that analyzes the pros and cons of MSV and TerreStar entering the market with a collection of services under a single brand name, possibly with high speed mobile services at S-band and voice and/or lower speed mobile data at L-band.

•	Various business relationships between MSV or TerreStar and the major wireless carriers should be explored. These could range from leasing spectrum to them in certain geographical areas to joint ventures where they market an MSS/ATC service as a highly reliable adjunct to their services. These cellular carriers could also operate the ATC terrestrial portion of the network. Additionally, integration of ATC and cellular frequencies should be explored.

•	Several business opportunities between MSV or TerreStar and alternative providers may exist. Mobile virtual network operators, or MVNOs, cable companies, Direct Broadcast Satellite providers, and internet companies such as Google and Yahoo are all reportedly investigating wireless broadband capabilities.

•	Serious consideration should be given to addressing concerns regarding Motient’s terrestrial wireless Internet and mobile data services business. At a minimum, a plan must be quickly put in place to limit additional losses.
Each of the above strategies has distinct potential outcomes for the Company, which is why Motient’s proposed consolidation transaction with SkyTerra Communications, Inc. is premature. Motient’s Board of Directors and management team must engage in a robust and objective diligence process to fully evaluate these and possibly other various alternatives. A critical part of this strategic process is the perception of management. It is vital that potential partners view management as well-qualified, professional and trustworthy. A lack of confidence in Motient’s leadership is likely limiting third party interest in developing long-term relationships, which is necessary (absent an outright acquisition) for achieving the maximum value for Motient’s assets.
× Conclusion ➢
There are many possibilities for the use of MSS/ATC spectrum, some of which were reviewed in this paper. Notwithstanding the potential value, the first step is for the Company’s Board and management team to conduct a thorough analysis of these and other options with the goal of ensuring that Motient’s assets are utilized to their fullest and best use for the benefit of all stockholders.

Appendix 1 27

Appendix 2
Certain FCC Mandated Criteria and Key Rules for ATC

☐	Licensee must launch and operate its own satellite network.
☐	Licensee must provide substantial satellite service to the public.
☐	Licensee must comply with geographic and temporal satellite coverage requirements.
☐	Licensee must provide integral MSS/ATC service.
☐	Handsets must operate in both the terrestrial mode (ATC) and the Satellite mode (MSS).
☐	Handsets must be FCC certified.
☐	Licensee may not provide terrestrial-only service.

Highland Capital Management, L.P.
Based in Dallas, Texas, and with offices in New York and London, Highland Capital Management, L.P. is a registered investment adviser specializing in fixed income alternative investments. Highland Capital currently manages over $20 billion in leveraged loans, high yield bonds, equities, structured products and other credit-sensitive assets for banks, insurance companies, pension plans, foundations and endowments.
Niles K. Chura, Portfolio Manager, Highland Capital Management, L.P.
Mr. Chura is responsible for Highland’s investments in the telecommunications industry, totaling over $1.5 billion. Highland’s holdings in this industry consist of both par and distressed securities, and include equities, high yield bonds and leveraged loans. He has extensive experience investing in telecommunications companies, negotiating and closing senior debt transactions, and advising on the restructuring of competitive telecom carriers. Mr. Chura’s expertise includes determining enterprise valuations and debt capacity, and in understanding how the regulatory environment affects telecommunications companies. Prior to joining Highland, Mr. Chura was a member of the media and telecom portfolio management group at Bank of America, where he participated in a variety of financial situations, most notably Bell Canada Enterprises’ CDN $6.23 billion repurchase of Bell Canada shares. Earlier in his career, Mr. Chura worked in the finance and planning group at American Airlines. His responsibilities there included conducting airline profitability analysis and financial planning. Mr. Chura was also a field artillery officer in the U.S. Army, serving overseas for three and a half years. Mr. Chura received his M.B.A. in Finance from Yale University and a B.A. in Economics and Government from The College of William & Mary.

× Endnotes ➢

[1]	IP Multimedia Subsystem from Lucent (http://www.lucent.com/products/solution/0,,CTID+2019-STID+10488-SOID+1284-LOCL+ 1,00.html).

[2]	Specific detail on how to best utilize existing operations at Motient Communications Inc. is not discussed in this paper. The value of these assets can be only be analyzed with detail that is not publicly available.

[3]	MSV received its first ATC license in November 2004; TerreStar is expected to receive approval once it meets the necessary FCC requirements (see Appendix 2).

[4]	“Beachfront property” is a term used to describe the highly desirable propagation characteristics for spectrum below 3 GHz.

[5]	Certain alternative wireless providers are currently providing, or propose to provide, service using unlicensed spectrum. Unlicensed spectrum can present incremental operating challenges such as greater interference.

[6]	While these licenses cover a large part of North America, this paper focuses on the contiguous 48 states.

[7]	The Deficit Reduction Act of 2006 created a $1 billion grant to be administered by the NTIA. It has been proposed that funding be provided to create an interoperable IP-based mesh network for public safety communications. See article dated March 20, 2006 from RCR Wireless News entitled “Senators urge Bush administration to fund IP-based public safety communications.” While this proposal was referred to 700 MHz systems, the concept can also be applied to an MSS/ATC-based system.

[8]	See FCC Report to Congress, dated December 19, 2005 on needs for spectrum for emergency response providers. Additionally, in mid-March 2006 the FCC approved the creation of a “Public Safety and Homeland Security Bureau.”

[9]	See “Mobile Satellite Services Industry Poised for Growth, says Northern Sky Research” (available at: www.industryanalystreporter.com/research/news.asp?id=6397).

[10]	The salient restrictions imposed by the FCC’s rules, sometimes referred to as “milestones”, can be found in Appendix 2. These requirements were set forth in the February 2005 ATC Reconsideration Order.

[11]	See page 2 of the FCC Order In the Matter of Use of Returned Spectrum in the 2Ghz Mobile Satellite Service Frequency Bands, adopted December 8, 2005.

[12]	See page 24 of ICO North America Inc. Confidential Information Memorandum (redacted), dated July 2005 (available at http://www.ico.com/content_1.0.asp?p=29&m=_downloads&dcat=dataroom) (last viewed on April 26, 2006).

[13]	See pages 30 through 32 of the FCC Order In the Matter of Use of Returned Spectrum in the 2Ghz Mobile Satellite Service Frequency Bands, adopted December 8, 2005.

[14]	See page 25 of ICO North America Inc. Confidential Information Memorandum (redacted), dated July 2005 (available at http://www.ico.com/content_1.0.asp?p=29&m=_downloads&dcat=dataroom) (last viewed on April 26, 2006).

[15]	See page 47 of Motient’s Form 8-K, dated March 13, 2006.

[16]	In 1999 and 2003, and consistent with the Mexico City MoU, MSV loaned approximately 3 MHz of L-band spectrum to Inmarsat for its temporary use. See page 17 of Motient’s Form 8-K filed with the SEC on March 13, 2006.

[17]	See Public Notice of the FCC DA 05-3177, released December 12, 2005.

[18]	L-band spectrum access in North American is governed by the Mexico City MoU. The five operators in the L-band and their authorizing countries are MSV (United States), TMI (Canada), Inmarsat (United Kingdom), Solidaridad (Mexico), and Volna-More (Russia). See MSV prospectus filed with Motient’s Form 8-K dated March 13, 2006 for additional information.

[19]	See page 13 of In the Matter of Flexibility for Delivery of Communications by Mobile Satellite Service Providers in the 2 GHz Band, the L-Band and the 1.6/2.4 GHz Bands, FCC Release Number: FCC 05-30, released February 25, 2005.

[20]	This is especially the case given that S-band spectrum is contiguous with existing PCS spectrum and L-band spectrum is located in even more desirable frequencies close to PCS spectrum.

[21]	For further discussion on the methodology used to value spectrum with MSS/ATC component see The Brattle Group Report dated October 5, 2005.

[22]	Originally it was thought that the requirement that licensees must provide integrated MSS/ATC handsets created significant technical and financial burdens for the service. However, recent discussions with manufacturers reveal that practical technical solutions are available. Also, depending on volume, they estimate MSS/ATC handset costs will exceed cellular handset by 0% to 20% (not an insurmountable burden).

[23]	As discovered during recent events like Hurricane Katrina, the ability to offer “seamless” service as a result of having access to a redundant network is highly desirable. Additionally, being able to purchase a single license that provides ubiquitous national coverage is more valuable for a service provider looking for maximum geographic coverage than buying numerous licenses with smaller footprints, potentially at different frequencies, and having to combine them.

[24]	The estimated percentage labels are extrapolations made by Highland of the incremental costs discussed in The Brattle Group Report, dated October 5, 2005, based on 20 MHz of spectrum.

[25]	See Public Notice of the FCC DA 06-238, released January 31, 2006.

[26]	See page 4 of Motient’s Form 8-K, dated March 13, 2006.

[27]	See United States Frequency Allocations: The Radio Spectrum, published by the National Telecommunication and Information Administration, available at http://www.ntia.doc.gov/osmhome/allochrt.html.

     Please click here for The Brattle Group Report, which provides a detailed valuation analysis of Motient’s assets. The Brattle Group has performed numerous economic, financial, regulatory, and strategic analyses in the telecommunications industry on behalf of telecommunications companies, law firms, and federal, state, and local governmental agencies.
The Brattle Group applies rigorous economic and financial tools to a range of pressing industry issues such as the valuation of spectrum; the assessment of damages; the pricing of network access and interconnection; the analyses of business cases, market conditions, and competition; and pricing and cost analysis. The consent of The Brattle Group has been obtained to the use of The Brattle Group Report as proxy soliciting material. Highland Capital paid The Brattle Group a fee in connection with the preparation of such report.

October 5, 2005
Niles Chura
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, TX 75240
Dear Niles:
This letter-report is in response to the request made by Highland Capital Management for The Brattle Group to estimate the value of the wireless spectrum that has been designated for use in provision of mobile satellite services combined with ancillary terrestrial components, and, to the extent possible, to estimate the value of this spectrum allocated to the L and S Bands. In this letter-report, we provide a summary of our results, followed by a more detailed discussion of our methodology and analysis.
Use of Brattle Analysis
We developed this estimate of spectrum value as general information for Highland Capital Management. Our analysis was completed within tight time constraints in order to meet Highland’s schedule. We believe that the approach that we employed for this engagement is appropriate, especially in light of this time constraint and the scope of available data. It is possible that aspects of our approach and/or the results of our analysis may have been different if we had additional time to delve into an expanded analysis and/or if additional data were made available.
This letter-report is not intended to be and should not be used as an expert report or as the basis for expert testimony related to or in support of any litigation. Preparation of reports designed to support expert testimony may involve additional levels of analysis and/or may require that different individuals be designated as experts to meet specific qualification requirements.
Analysis of this type involves various assumptions concerning industry-specific issues, such as revenue and cost trends and projections. Neither The Brattle Group nor, in our view, any other party can give assurance that the assumptions used will prove to be correct or that estimates of spectrum value will match actual results. The Brattle Group, therefore, can not and does not accept liability for losses or other consequences suffered, whether direct or consequential, arising out of any reliance on our analysis.
Any distribution or presentation of the contents of our work, either in summary or other fashion, must be accompanied by this discussion of the appropriate use of Brattle’s analysis.

October 5, 2005

Summary
We estimated the value of spectrum designated for use in provision of mobile satellite services combined with ancillary terrestrial components (MSS/ATC spectrum), as well as the value of spectrum specific to the L and S Bands. We quantified our estimates of spectrum value to the extent possible, but necessarily applied a qualitative adjustment to our quantitative analysis.
We quantified the current and potential values of MSS/ATC spectrum in general (referred to sometimes herein as “generic” MSS/ATC spectrum).1 From this information, we were able to estimate the level of risk that the market attaches to an MSS/ATC undertaking, and to estimate the level of premium that the market may attach to higher volumes of bandwidth. We also used our estimates of generic MSS/ATC spectrum values as a benchmark from which we could derive an estimate of the value associated with S-Band and L-Band spectrum. We did not provide a specific quantification of spectrum value for these bands, however. Instead, we provided a qualitative indicator of the relative values of L-Band held by MSV and S-Band spectrum held by TerreStar.
We based our estimates of current market values on the “implied spectrum value” methodology applied by various financial analysts. This approach estimates the value of spectrum based on the stock prices of companies which hold MSS spectrum (after adjusting for other sources of the company’s value). The implied spectrum values for MSS/ATC spectrum appears to be between approximately $0.32 and $0.35 per MHz-pop. In our view, these market-based provide the best indication of current spectrum values.
In estimating the “potential” value of MSS/ATC spectrum, we assumed that the FCC’s recent order, which permits MSS operators to re-use their assigned frequencies over terrestrial wireless networks, has the strong potential to bring the value of MSS/ATC spectrum upward toward, but not equal to, the value of PCS spectrum. We reason that the value for MSS/ATC spectrum will be less than PCS spectrum because MSS/ATC spectrum involves a hybrid (i.e., satellite and terrestrial) system which requires additional costs of construction and operation (including the incremental costs associated with satellites and dual mode handsets). We estimated the incremental costs over and above the costs of building a PCS system to be from approximately $0.66 to $1.00 per MHz-pop, depending on the amount of spectrum held and the scale of the operation. Deducting this amount from the value of PCS spectrum, which we recently estimated to be approximately $1.65 per MHz-pop (based on transactions in primary and secondary markets), leaves an estimated potential value for MSS/ATC spectrum of approximately $0.65 to $0.99 per MHz-pop.
We view this estimate of potential value to be a high end estimate because it assumes a high level of efficiency in the use of spectrum and in operations. The difference between potential value and current market values provides an estimate of the risk that the market has attached to the MSS/ATC undertaking. This risk reflects the uncertainties associated with being able to complete a hybrid network and capture market share in a highly competitive mobile

[1]	For purposes of our analysis, we in general consider MSS spectrum as “MSS/ATC” spectrum. To our knowledge, as of this date only MSV has applied for and has been granted authority to integrate ATC into its MSS system. For purposes of our analysis here, we assume that other MSS operators (such as TerreStar, Inmarsat and ICO) alone or through partnerships will also apply for and receive authority to integrate ATC into their MSS systems.

October 5, 2005

communications market, among other concerns. Our high end estimate applied a relatively low level of risk by assuming that satellite deployment went smoothly and that customer base was aligned with amount of spectrum held. If we adjust our high end estimate downward to reflect a higher level of risk, we find that our estimate is close to the target ranges for MSS/ATC spectrum values estimated by various financial analysts (e.g., Tejas Securities set targets for ICO and Motient at approximately $0.51 and $0.71 per MHz-pop, respectively). We do not specifically adopt the target spectrum values developed by the financial analysts, but find their targets to be within our range of potential value after we have made qualitative adjustment for risk.
We expect the values of S-Band and L-Band spectrum to center around the values that we estimated for generic MSS/ATC spectrum. For purposes of this discussion, we assume that MSV holds 28 MHz of L-Band spectrum and TerreStar holds 13 1/3 MHz of S-Band spectrum. Our analysis of potential value indicated that, all other things being equal, holders of more spectrum bandwidth are capable of achieving higher levels of economic efficiency than holders of lesser amounts of bandwidth. These efficiencies are reflected in higher spectrum values per MHz-pop. We refer to this possibility as a “bandwidth premium,” which we estimated may be as high as $0.34 per MHz-pop. Such a premium is strongly dependent upon the needs and demands of potential acquirers or partners. Review of potential partners suggests that different types of potential partners would likely be interested in different amounts of spectrum. Specifically, existing carriers seeking to expand their networks may need, for example, 10 MHz blocks of bandwidth and not place a premium on larger blocks. Alternatively, new entrants (such as cable TV companies or a high tech brand company) may require larger blocks of spectrum in order to support a new nationwide wireless network and may place a premium on these larger blocks. However, new entrants also face higher ramp-up schedules (than established wireless communications companies would), which would serve to drive down their NPV valuations and, hence, likely serve to drive down their bid prices for spectrum. All other things being equal, it is likely that this low level (or possibly absence) of bandwidth premium makes the value of MSV’s L-Band spectrum roughly equal to the value of TerreStar’s S-Band spectrum on a $  per MHz-pop basis.
It is possible that “all other things” are not equal, however. The FCC in its most recent ATC order had substantially changed certain technical standards for ATC in the L-Band because of concerns with interference. It appears that interference remains an issue to be resolved and that its resolution will require coordination among the various L-Band spectrum holders. This coordination may result in additional cost and/or delay in launching services for L-Band operators. Interference (should it be present and costly to correct) would serve to lower the relative value of MSV’s L-Band spectrum relative to the value of TerreStar’s S-Band spectrum on a $  per MHz-pop basis.
Overall, we conclude that the low level of bandwidth premium combined with the strong possibility of interference related concerns serves to make MSV’s L-Band spectrum equal to or less than the value of TerreStar’s S-Band spectrum on a $  per MHz-pop basis.
As a final step, we looked again to current market valuations associated with “pure” L-Band and S-Band plays. We found that Inmarsat, which holds L-Band spectrum only, is valued (by financial analysts) at $0.10 per MHz-pop. Alternatively, ICO Global’s holding of 13 1/3 MHz of S-Band spectrum is valued by financial analysts at approximately $0.31 per MHz-pop. The same financial analysts who valued the current implied values of this spectrum also estimated target

October 5, 2005

values of $0.29 per-MHz-pop for Inmarsat (specifically for that portion of Inmarsat’s L-Band spectrum which could be used in combination with ATC) and $0.51 per MHz-pop for ICO’s S-Band spectrum. These implied spectrum values provide some anecdotal support to our qualitative findings. However, a variety of other factors are likely at play in affecting target spectrum values. With this in mind, we chose not to use these estimates to further refine or quantify our qualitative estimate of the relative values of TerreStar’s S-Band and MSV’s L-Band spectrum.
L-Band and S-Band Spectrum
L-Band spectrum assigned for MSS operations (in the United States) consists of 1525-1544 MHz and 1545-1559 MHz for downlink (space-to-Earth transmissions) and 1626.5-1645.5 MHz and 1646.5-1660.5 MHz for uplink (Earth-to-space transmissions). S-Band spectrum involves the FCC’s 2 GHz MSS licenses, covering 1990-2025 MHz for uplink and 2165-2200 MHz for downlink.2 S-Band spectrum is adjacent to certain PCS spectrum. L-Band and S-Band spectrum were assigned to licensees by the FCC; this spectrum was not auctioned, as was the case with PCS spectrum.
MSV and TerreStar are each Mobile Satellite Services (MSS) licensees.3 MSV’s license for L-Band spectrum comes from American Mobile Satellite Corporation (AMSC) which acquired Motient Communications in 1998; the new entity is known by the Motient corporate name. TerreStar’s license for S-Band spectrum comes from TMI Communications and Company. In September 2005, Motient Corporation entered into a non-binding letter of intent with Skyterra Communications Inc. and TMI Communications and Company (and others) to consolidate the ownership of MSV and TerreStar within Motient.4
Until recently, the FCC required that L-Band and S-Band spectrum be used exclusively to complete transmissions between Earth terminals and satellites. Thus, the value of this spectrum was based on the income that could be realized by an MSS operator from provision of mobile satellite communications services. This spectrum could not be exchanged in “naked” fashion, so transactions involving the exchange of spectrum are not directly observable (as is the case with certain transactions of PCS spectrum). However, as we discuss later, the value of L-Band and S-Band spectrum may be estimated through a residual (or implied) approach.
In January 2003, the FCC released a Report and Order which permitted the addition of ancillary terrestrial components (ATCs) to MSS systems. The FCC reaffirmed its decision to permit ATCs to be part of MSS systems in its February 2005 Memorandum Opinion and Order. 5 This decision allows MSS operators to re-use their assigned frequencies over terrestrial wireless

[2]	S-Band spectrum initially consisted of 70 MHz allocated to MSS (1990-2025 MHz and 2165-2200 MHz) by the FCC in July 2001. In February 2003, the FCC reallocated 30 MHz (1990-2000MHz, 2020-2025 MHz, and 2165-2180 MHz) away from MSS and to fixed and mobile terrestrial services.

[3]	MSS providers include: GHz MSS licenses, L-Band licenses, and Big LEO-Band licenses.

[4]	Prior to this, MSV was a joint venture established in 2001 when Motient sold its satellite and related assets to MSV. Participants in the MSV joint venture included Motient, TMI, and Skyterra. Ownership of TerreStar included interests by Motient, TMI, Skyterra, and others.

[5]	In the matter of Flexibility for Delivery of communications by Mobile Satellite by Mobile Satellite Services Providers in the 2 GHz Band, the L-Band, and the 1.6/2.4 GHz Bands, IB Docket No. 01-185, Before the Federal Communications Commission, Memorandum opinion and order and Second Order on Reconsideration, adopted February 10, 2005.

October 5, 2005

networks in order to extend MSS availability to difficult to reach areas. This decision has significant consequences for MSS licensees because it serves to potentially expand their range of customers (and their income making ability). Conceivably, the revenue making ability of MSS spectrum with ATC may come to rival their terrestrial competitors (i.e., wireless providers using PCS spectrum), a considerable jump from current MSS levels. However, realizing this revenue potential also requires completing the associated hybrid network, which involves incurring significant costs.
Approaches to Estimating the Value of Spectrum
The value of wireless spectrum lies in its ability to produce income for an operator of a communications network. The value, then, associated with spectrum in the L-Band and/or S-Band is based on the income that can be derived by holders of this spectrum (such as MSV and/or TerreStar) by using such spectrum licenses in their own communications networks, or by applying these spectrum licenses to another entity’s communications network.
Bidders for spectrum licenses typically estimate the value of spectrum by projecting the cash flows for provision of communications services using the subject spectrum. This income approach is based on the assumption that the value of a spectrum license is equal to the expected future benefits (income) to the license holder discounted at a rate that reflects the time value of money and the risk involved. The resulting NPV under this approach reflects the residual value associated with the business, after all costs (including costs of capital) are considered. Theoretically, a rational economic player would be willing to pay all or a portion of this residual value for the wireless spectrum license. These models include numerous (and typically layered) assumptions which requires access to (or reasonable estimates of) historic and projected market and financial data.
Another approach to estimating the value of spectrum is the market comparable approach. This approach involves observing the prices paid for equivalent licenses in the market. The market comparable approach is attractive to economists because it reflects the actual prices paid; buyers themselves have estimated the numerous assumptions that are considered under the income approach. This approach requires, however, that transactions be reasonably comparable; if not, adjustments need to be made to reflect differences in assets and other aspects in which the transaction are not comparable.
The two approaches should yield similar results because the prices paid for comparable licenses reflect the present value of the future income stream that ownership of the license being valued would provide. We have developed DCF models in support of bidders of spectrum as well as of governments estimating the likely prices to be realized in auctions. We have also reviewed various DCF models prepared by others.6 However, these models are not transparent to outsiders in terms of pinpointing the exact combination of assumptions and inputs that an operating company would include in its proprietary DCF model.

[6]	For example, income approach based fair market value studies were submitted in the FCC WTT Docket No. 02-55. See “Determination of the Fair Market Value of certain Portions of FCC Licensed Wireless Spectrum Proposed for realignment By Nextel Communications, Inc. Under FCC WT Docket No. 02-55 as of December 31, 2002,” submitted by Kane Reece Associates on behalf of Verizon Wireless.

October 5, 2005

We examine the current market values for MSS/ATC spectrum and the “potential” value associated with such spectrum following the FCC’s recent order. The current market values for several of the operators holding MSS spectrum (such as MSV and TerreStar) reflects the expectation that the spectrum will be efficiently deployed to produce income, as the networks for these companies are still in development. The potential value assumes that the operators holding MSS spectrum take full advantage of the FCC’s ATC order and successfully construct a hybrid MSS/ATC network and launch the associated services. Our estimate of potential value likely will reflect an ideal state. The difference between our estimates of potential value and observed current market values reflects the risk that the market places upon the MSS/ATC undertaking. In all likelihood, should the various MSS operators deploy hybrid MSS/ATC networks, future spectrum values will fall somewhere below our estimated potential values.
Current Market Analysis
The current value of MSS/ATC spectrum can be estimated by implying spectrum values from the enterprise value of the company holding the spectrum (when enterprise value is estimated by the stock prices traded in public markets). Deducting other sources of value leaves the residual value associated with the subject spectrum. Various financial analysts who follow the MSS have estimated these implied values; we reviewed their calculations and used in them at various points in our analysis. Current market values for MSS/ATC spectrum appears to range roughly from $0.32 to $0.35 per MHz-pop.7
Potential Value Analysis
In estimating potential value, we make the important assumption that operators and their customers will continue to demand spectrum in the United States, and that if made available for mobile communications, additional spectrum will be acquired by mobile operators.8 We also assume that the FCC’s recent ATC decision makes MSS/ATC spectrum generally comparable with PCS spectrum, but that MSS/ATC spectrum ultimately will not prove to be as valuable as PCS spectrum because of the incremental costs associated with a hybrid network, among other issues.
We estimated the potential value of generic MSS/ATC spectrum by deducting the incremental costs and risks associated with building a hybrid network versus a terrestrial wireless network only.9 Specifically, these incremental costs involve the costs associated with the satellite portion of the hybrid network. Effectively, this approach estimates the value of MSS spectrum by discounting the value of PCS spectrum that has been demonstrated in the market. This approach

[7]	We have applied this method of valuation on numerous occasions. The implied spectrum values cited here, however, were calculated by various financial analysts, notably Tejas Securities Group. See equity research reports by Tejas Securities Group, Inc. and CRT Capital Group LLC covering: Motient (L-Band and S-Band), Tejas, September 2005; Inmarsat (L-Band), Tejas, September 2005; ICOGlobal (S-Band), Tejas, August 2005; Inmarsat and Motient (L-Band and S-Band), CRT, June 2005.

[8]	For this engagement, we do not perform specific demand and supply analysis which estimates how spectrum prices are affected by changes in supply. It can be argued that at some point, demand for spectrum in the U.S. will be satisfied; additional spectrum beyond this amount will then have a moderating effect on spectrum prices.

[9]	We assume that the costs associated with deploying a PCS-based network have been factored into the pricing decision by the bidder for PCS spectrum. Hence, any other costs that are incurred in order to deploy services which are comparable to PCS services are incremental to the PCS-based costs.

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is consistent with our review of various reports, which indicate that financial analysts have taken a “discount to PCS” approach by applying a defined discount rate to PCS values.10
Potential Value: Adjusted Market Comparable Analysis for Generic MSS/ATC Spectrum
We estimate potential value by: 1) estimating the enterprise value of a nation-wide wireless operator based on the market value for nationwide PCS licenses (on a $       per MHz-pop basis), and then 2) deducting from the enterprise value the incremental costs associated with building and running a hybrid network. We then reconvert the adjusted enterprise value back to a $       per MHz-pop value. Admittedly, our approach is not as direct and transparent as was the case of our previously referenced work in estimating the value of PCS spectrum, because we have no direct market comparables on which to base such an analysis. We readily acknowledge that estimating adjustments presents unique challenges concerning developing technical and other assumptions.
Value of PCS Spectrum
The Brattle Group recently estimated the value of PCS spectrum as part of a valuation of spectrum in the 700 MHz band.11 We examined transactions involving PCS licenses in the 1.9 GHz band. Two recent major transactions involving broadband PCS licenses considered together yielded a price of $1.60 per MHz-pop. This is consistent with the FCC’s 2004 estimate, itself based on market comparables, that 10 MHz of nationwide 1.9 GHz spectrum was worth $1.70 per MHz-pop. We used a simple average of these two figures ($1.65 per MHz-pop) as an estimate of PCS spectrum value.
We validated our market comparable analysis by estimating cash flows for large operators holding spectrum capable of providing service at the national level. Our DCF analysis validated our estimate of spectrum value of $1.65 per MHz-pop, using the costs of capital for large wireless operators as reported in analyst reports.
Enterprise Value
We estimate the enterprise value of a PCS operator as a function of the value of spectrum ($1.65 per MHz-pop), the population covered by the licenses, and the amount of spectrum held. We estimated the values for three wireless operators of different sizes in order to represent the possible valuation impacts associated with size and scale. We assumed that each operator served a national market and that the size of each operator’s customer base was related to the amount of spectrum that it held; that is, operators with more bandwidth are able to serve larger customer bases. We estimated the enterprise value to be: $4.7 billion for the operator holding 10 MHz, $9.4 billion for the operator holding 20 MHz, and $14.1 billion for the operator holding 30 MHz.
We selected to analyze three operators of differing sizes in order to reflect the needs and demands of possible acquirers or joint venture partners. The median and mode amount of

[10]	For example, Tejas Securities Group Equity Research set a target price for MSS/ATC spectrum at $0.91 per MHz-pop in their coverage of Motient, based on their belief that this spectrum was worth 56%-52% less than PCS spectrum (which it valued at $1.98 per MHz-pop based on FCC Auction 35 prices). This target appears to have been modified to $0.71 per MHz-pop in Tejas September 23, 2005 equity research report.

[11]	See Letters to the U.S. House of Representatives Committee on Energy and Commerce and the U.S. Senate Committee on Commerce, Science and Transportation regarding the value of wireless spectrum in the 700 MHz band, by William P. Zarakas and Dorothy Robyn, May 18, 2005.

October 5, 2005

spectrum per metro region by the major license holders in the U.S. is 30 MHz.12 Thus, existing players that already have some bandwidth, may need moderate additions of bandwidth (e.g., 10 MHz) to supplement their networks; new entrants who currently hold no bandwidth may seek higher bandwidth (e.g., 30 MHz). Each may value spectrum equally (on a $ per MHz-pop basis). Fewer parties would be interested in exceptionally narrow bandwidth spectrum (e.g., 1 MHz).
Our assumption that operators with more bandwidth serve more customers is based on empirical analysis. We reviewed the amount of spectrum held and the customer base served for six wireless carriers currently operating in the U.S., and found that an operator’s share of spectrum in the 100 largest metro regions is highly correlated (at 0.95) with its share of subscribers. Applying this assumption to up and coming MSS/ATC operators may be overly optimistic, however, especially in the case of new entrants. We include this assumption in our estimate of potential value for MSS/ATC spectrum, but recognize the possible overstatement of value stemming from applying this assumption in our consideration of risk.
Adjustments
We make three primary deductions from enterprise value for these operators. First, we deduct the cost associated with the space components of the hybrid network. We assume that the satellite portion of an MSS/ATC network will be similar to the systems proposed by MSV and TerreStar; i.e., a single operational geostationary satellite with another satellite serving as a ground spare. Accordingly, we use Motient’s estimate of the cost associated with TerreStar’s communications system (of at least $550 million) as our adjustment.13 This equates to approximately $0.19 per MHz-pop for the 10 MHz operator and $0.06 per MHz-pop for the 30 MHz operator. The difference in cost on a per MHz-pop basis reflects differences in scale (i.e., satellite related costs are spread over different amounts of spectrum).
Second, we deduct the incremental cost of dual mode handsets (i.e., phones capable of handling both satellite-based and terrestrial-based calls). Given the number of subscribers contemplated by these hypothetical operators (e.g., possibly 20 million or more subscribers, magnified by customer churn over time), the incremental handset costs have a large impact on valuation. Currently, the difference in cost between dual mode handsets and handsets for terrestrial wireless use only is significant. It is likely that the cost of dual mode handsets will drop considerably if the scale of production increases to a level that rivals mid-sized wireless operators. We did not perform analysis that sought to project the prices of dual mode handsets under such scale assumptions. We understand that operators and analysts have estimated such incremental costs, and Highland has provided us with some insight in this regard. We use $35 per handset as an estimate of incremental cost.14 The incremental handset cost for the 10 MHz operator is estimated to be $1.6 billion (or $0.57 per MHz-pop) and the comparable cost for the 30 MHz operator is estimated to be $4.4 billion (or $0.52 per MHz-pop). The operator with more spectrum incurs higher costs overall (because, as we discussed above, we assumed that

[12]	We analyzed the spectrum held by 12 carriers (including the top five carriers) in the 100 largest markets in the U.S., comprising 205 million pops. The average spectrum held by carrier per metro region is 31 Mhz.

[13]	Motient’s August 15, 2005 Form 10Q states that TerreStar’s communications system will include a satellite, a spare satellite, ground-switching infrastructure, launch costs and insurance. Total cost of this system could exceed $550 million.

[14]	We have been provided preliminary estimates of the incremental handset costs by Highland and industry practitioners. Estimates of incremental cost provided range from below $10 per handset to $25 per handset, assuming that production scale is realized. We adopted a higher, more conservative cost for our analysis.

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subscriber base is proportionate with amount of spectrum held), but realizes relatively lower cost on a per MHz-pop basis (compared to the 10 MHz operator) because it spreads these higher costs over more MHz.
Third, we deduct the incremental cost of operating the satellite portion of the hybrid network, i.e., the additional operating costs that would be incurred above and beyond the costs of operating a terrestrial wireless network. We had limited data upon which to base this estimate. We analyzed the relationship between the cost of goods sold and gross property, plant and equipment (PP&E) for satellite operators. This reflects the level of recurring operating costs associated with supporting a given level of satellite equipment.15 Based on this relationship, we estimate the incremental costs (on an NPV basis) to be approximately $665 million for the 10 MHz operator (or $0.23 per MHz-pop) and $687 million (or $0.08 per MHz-pop) for the 30 MHz operator.16
We note here that in our view the above adjustments are conceptually sound. These deductions may be further refined pending additional data, supporting economic and/or technical studies, and/or additional analysis by Brattle.
Range Estimate For “Generic” MSS/ATC Spectrum
Our estimate of the potential value of MSS/ATC spectrum ranges from $0.65 to $0.99 per MHz-pop (for the 10 MHz and 30 MHz operators), based on deduction of the incremental costs associated with building and operating a hybrid network above and beyond the costs associated with building and running a stand-alone PCS network.
The range is driven almost entirely by the scale economies associated with size of bandwidth holding. Our estimated range of value is sensitive to the assumptions that we applied in developing adjustments (above). Modifying these assumptions may have a significant impact on the estimated adjustments and hence the estimated range of values. For example, reducing the incremental cost of handsets will increase the estimated value of the subject MSS/ATC spectrum. Likewise, increasing the incremental cost of handsets will serve to reduce the estimated value.
The $0.65 to $0.99 per MHz-pop range reflects the potential value of spectrum if the implementation of an MSS/ATC based business plan goes smoothly. The range also indicates the possibility of a premium that may be placed on bandwidth size. The higher value in the range ($0.99 per MHz-pop) is associated with the 30 MHz operator, while the lower end of the range ($0.65 per MHz-pop) reflects the value of the 10 MHz operator.
We do not naively adopt this range as the unequivocal indicator of MSS/ATC spectrum value. This range is significantly higher than the current implied spectrum value estimated to be from $0.32 to $0.35 per MHz-pop. The difference between our estimate of potential value and current

[15]	Few satellite operators have data for these income statement and balance sheet values. Based on a review of 5 operators for which data is available, the average COGS to Gross PP&E ratio is about 10%. This means that for every $100 million of capital expenditures on satellite equipment, a company would need to spend $10 million per year in operating costs. Increasing the ratio of COGS to Gross PP&E by 5% (to 15%) serves to decrease the value of spectrum by about $0.05 per MHz-pop.

[16]	The difference in satellite operating costs between the 13.3 and 28 MHz cases is due to the impact of these costs on taxes. Our calculation includes replacement capex (based on the cost of the satellite equipment and its asset life) and straight-line depreciation of satellite capital costs of 1/15th per year.

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implied value for MSS/ATC spectrum is approximately 46% to 68%. This gap appears to reflect market recognition of the risk inherent in an MSS/ATC undertaking. Specifically, this risk includes uncertainty concerning completion of a hybrid system, concerns regarding interference and technical issues, uncertainty regarding room for another provider in a competitive wireless market, concerns over liquidity of spectrum assets as carriers complete national presence, and regulatory uncertainties, as well as other issues. We conclude that our estimate of potential value provides a high end range of value which likely will not be realized.
MSV and TerreStar Spectrum
Thus far we have examined the current market value and potential value for MSS/ATC spectrum in general. We now examine spectrum held by MSV and TerreStar. As discussed earlier, MSV holds 28 MHz of L-Band spectrum17 and TerreStar holds 13.3 MHz of S-Band spectrum.18 We also understand that these amounts of spectrum are subject to adjustment, especially in the case of S-Band spectrum assigned to TerreStar.
Applying our analysis of generic MSS/ATC spectrum to MSV and TerreStar then involves considering 1) whether or not possible technical differences between S-Band and L-Band spectrum will affect relative spectrum values and 2) whether or not the $  per MHz-pop value is affected by the amount of spectrum held.
Technical and Interference Issues
We have not performed specific technical analyses of S-Band and L-Band spectrum.19 We are aware, however, that the FCC in its most recent ATC order had substantially changed certain technical standards for ATC in the L-Band because of concerns with interference. It is unclear whether or not this adjustment by the FCC addresses the full range of technical concerns, but it appears that interference remains an issue to be resolved and that its resolution will require coordination among the various L-Band spectrum holders.
The S-Band (2 GHz) spectrum appears to present a very different case; it is adjacent to PCS (1.9 GHz) spectrum and, we understand, free of the technical and interference issues found in L-Band spectrum.
Because we have not conducted or reviewed specific technical analysis associated with L-Band spectrum, we do not rely on technical issues as the sole basis upon which to differentiate the

[17]	The L-Band spectrum is self-allocated among the five international satellite operators involved: AMSC (US), TMI (Canada), Telecomm (Mexico), TMSat (Russia), and Inmarsat (UK). For Region 2 (North America), this allocation is based on the Mexico City Memorandum of Understanding (MOU). MSV has challenged Inmarsat’s claim to 28 MHz and has claimed that it is entitled to 28 MHz itself. It is possible that upon resolution of this disagreement, MSV will hold less than the 28 MHz referenced above.

[18]	There are 40 MHz in the 2 GHz spectrum band assigned to mobile satellite services (MSS), with only two of the initial eight companies currently remaining as licensees. The FCC recently increased the allocation of spectrum to TMI Communications and Company Limited Partnership (TerreStar) and ICO Satellite Services G.P. to 13 1/3 MHz each, leaving 13 1/3 MHZ unassigned. In International docket 05-221, the FCC sought comment concerning options to reassign the remaining 13 1/3 MHz. Options include: reassigning it to TMI and ICO as the companies have asked; reassigning it to new MSS licensees; or reallocating it to another service. If the FCC pursues the first option, it is possible that TerreStar would receive an additional 6 2/3 MHz, bringing its total to 20 MHz.

[19]	Such analysis would be conducted by an independent technical resource; Brattle‘s analyses involve economic, financial, and regulatory analyses.

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values of S-Band from L-Band spectrum. However, all other factors being equal, interference or technical issues (should they be present and costly to correct) would serve to reduce the relative value of L-Band spectrum compared to S-Band spectrum on a $  per MHz-pop basis.
Bandwidth Premium
We showed in our analysis of generic MSS/ATC spectrum above that, all other factors being equal, broader bandwidth allows carriers to realize economies of scale (and likely scope). This in turn can translate into higher revenues and lower cost per MHz-pop and, overall higher value per MHz-pop than narrower broadband allotments. We now analyze whether or not potential partners will attach this premium to MSS/ATC spectrum.
Review of various reports by financial analysts, as well as our own understanding of the wireless communications industry, suggests that it is unlikely that MSV or TerreStar will build-out their MSS/ATC networks by themselves. Instead, they likely will have to partner with an established wireless carrier (e.g., T-Mobile), with a wireline communications company (e.g., Comcast) or with a strong brand and/or a marketing company, especially one with a high tech affiliation (e.g., Microsoft, Yahoo).20 Such an arrangement would alleviate financing concerns and also reduce the risk associated with not completing construction and/or launching services.21
Companies with substantial spectrum properties (i.e., existing wireless operators) may seek to bolster existing bandwidth with moderately sized blocks of bandwidth, and not attach a premium to large blocks of spectrum. Conversely, companies that are new to wireless communications (e.g., Comcast or Microsoft) would likely attach a premium to high bandwidth national licenses. However, these new entrants also face lower NPVs because they face a “ramp-up” of their customer base.22 (Existing carriers seeking to augment their spectrum holding likely already have a customer base in place and do not face the same level of ramp-up costs.)
Thus, the premium that new entrants may place on high bandwidth spectrum may be eroded, possibly to the level at which we value narrower bandwidth spectrum. We infer that when the practical realities of the wireless market are considered, the bandwidth premium is modest at best.
Relative Spectrum Value
Determining the values of MSV’s L-Band and TerreStar’s S-Band spectrum is subject to some uncertainty, and we are not able to specifically quantify how each of these deviates from our estimates of “generic” MSS/ATC spectrum. Instead, we provide a qualitative estimate of the relative values of MSV’s L-Band and TerreStar’s S-Band spectrum.
Overall, it appears that the low level (or possibly absence) of a bandwidth premium makes the value of MSV’s L-Band spectrum roughly equal to the value of TerreStar’s S-Band spectrum on

[20]	Note that we have no specific knowledge of interest in either of these players in investing in MSS/ATC systems.

[21]	Risk would be more pronounced if either MSV or TerreStar built their networks as stand-alone companies without partners; they would face risk in completing and financing the project as well as in gaining market share in a competitive mobile communications market.

[22]	We modified the DCF model that we used earlier to account for ramp-up time. Multi-year ramp-up resulted in an estimated decline in spectrum values of up to $0.50 per MHz-pop. Such a discount is in line with and related to our earlier estimate of risk (i.e., the difference between potential value and current trading value).

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a $  per MHz-pop basis. The value of S-Band spectrum may increase relative to L-Band spectrum, however, if the interference or technical issues referred to above prove costly to correct and/or result in delaying deployment of an MSS/ATC network.
We summarize our supporting findings below:
•	Estimates of current MSS/ATC values (implied through stock prices) provides the best indication of actual market value in general. Our estimate of potential value assumes a very low level of risk, and thus provides a high end of possible spectrum value. Qualitative adjustment of our high end estimate to allow for a modest (negative) premium to account for risk places our estimates of potential value closer to the range estimated by financial analysts.[23]

•	Premiums for bandwidth size, which we estimate in our analysis of potential values, reflect the economics of scale and utilization of spectrum. We show that with these assumptions, a bandwidth premium are potentially worth up to $.34 per MHz-pop when going from 10 MHz up to 30 MHz. However, when we consider the specific needs and demands of potential partners, the bandwidth premium is reduced considerably, and it appears that, all others things being equal, the value of MSV’s L-Band spectrum would be roughly equal to the value of TerreStar’s S-Band spectrum on a $ per MHz-pop basis. Any bandwidth premium that might be assigned to MSV would be minimized or removed if TerreStar was allotted an additional 6 2/3 MHz from the FCC (bringing its total spectrum holding to 20 MHz). A bandwidth premium would be still further reduced if MSV has its allocation of L-Band spectrum in North America slightly reduced from its 28 MHz level.

•	We noted above that it appears that, at a minimum, resolution of interference issues will require coordination among L-Band operators. If so, this will delay deployment of an MSS/ATC network. Assuming the absence of a bandwidth premium, such a technical issue may serve to reduce the relative value of L-Band spectrum compared to S-Band spectrum on a $ per MHz-pop basis.
Current Valuations
As a final step, we looked again to current market valuations. We noted earlier that the implied spectrum values ascribed by financial analysts in general to MSS/ATC spectrum appears to be between $0.32 to $0.35 per MHz-pop. We are aware of two analyses of implied spectrum values which reflect “pure” L-Band and S-Band plays, however. The implied valuation for Inmarsat, which holds L-Band spectrum only, is $0.10 per MHz-pop.24 We can compare this to the implied value associated with ICO Global,’s holding of 13 1/3 MHz of S-Band spectrum. ICO’s S-Band spectrum is valued by financial analysts at approximately $0.31 per MHz-pop, and analysts target the value of this spectrum at $0.51 per MHz-pop.25

[23]	For example, Tejas estimated the target value for ICO Global to be $0.51 per MHz-pop and target value for Motient to be $0.71 per MHz-pop.

[24]	Tejas Securities Group, Inc equity research coverage on Inmarsat, September 6, 2005.

[25]	Tejas Securities Group, Inc. equity research coverage of ICO Global Communications, August 25, 2005.

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This implied spectrum valuation provides anecdotal support for our conclusions above. However, a variety of other factors, in addition to type of spectrum held, are likely at play in affecting target spectrum values, and we have not analyzed the impact that other factors (such as issues associated with Inmarsat’s current scope and level of operations) have had upon the setting of Inmarsat’s stock price.26 We are also aware that in another instance, financial analysts (in valuing Motient) have estimated the spectrum values MSV and TerreStar on a combined basis, which may suggest that they value L-Band and S-Band spectrum to be of equivalent value on a $  per MHz-pop basis. For these reasons, we did not use Inmarsat’s applied spectrum value as the basis to quantify the value of L-Band spectrum compared to the value of S-Band spectrum.
We appreciate the opportunity to provide this information to Highland, and are available to discuss our analysis further. Owing to the importance of our work for Highland, we again note that our analysis was based on numerous assumptions. The work presented here by Brattle is not intended to be and should not be used as an expert report or as the basis for expert testimony related to or in support of any litigation.

Sincerely,

William P. Zarakas	Kathleen Wallman
Principal	Senior Advisor
The Brattle Group*	The Brattle Group

[26]	Brattle frequently performs such empirical analysis, which involves considerable effort to determine explanatory powers of variables.

*	The Brattle Group is an economic consulting firm that specializes in the application of quantitative methods in economics and corporate finance to the analysis of competition in network industries. William Zarakas heads Brattle’s practice in telecommunications. Kathleen Wallman is a Visiting Research Professor at Georgetown University, and was formerly Chief, Common Carrier Bureau at the FCC.

The Nominees
We are long-term Motient investors who believe Motient has tremendous growth potential, but we are convinced, based on the past actions and conflicts of the Motient Board and management, that Motient will never realize its enormous potential unless the current Motient Board is completely removed. As such, we have nominated a slate of eight independent, principled and highly experienced directors who we believe will:
•	recruit a better management team with relevant expertise;

•	perform a strategic review of existing operations;

•	help management successfully navigate market and regulatory challenges;

•	thoroughly examine the possible options/opportunities for value creation;

•	communicate effectively with Motient stockholders regarding transactions that are of material importance to their investment; and

•	implement a well-considered strategic business plan to achieve the highest and best use of Motient’s unique spectrum assets.
We believe that our Nominees:
•	collectively have extensive experience in the telecommunications, satellite, and media industries, as well as expertise in the areas of finance, asset valuation analysis and corporate governance;

•	collectively possess a thorough understanding of the complex market and regulatory environment in which Motient operates; and

•	if elected, are dedicated to identifying and overseeing the execution of the right value maximizing strategic plan for Motient’s assets.

Eugene A. Sekulow, 75
Former President, NYNEX International, now Verizon Communications. Mr. Sekulow has been a Senior Fellow and Board Member, Adventis Corporation, a leading strategy consulting firm to the telecom, media & entertainment and technology industries, and Adjunct Professor, Columbia University Graduate School of Business. He is currently a Managing Director of NavaTel, LLC, a specialized firm assisting communications companies in entering U.S. and global markets. With over forty years of telecommunications experience, Mr. Sekulow is also an independent consultant to major U.S., European and Asian telecommunications carriers, equipment providers and investors. From 1985 to 1994, Mr. Sekulow served as President of NYNEX International and Executive Vice President, International — NYNEX Corporation.
Prior to NYNEX, he worked at RCA in various positions, including Executive Vice President, RCA Corporation and President, RCA International Company. Earlier in his career, Mr. Sekulow was an Instructor/Assistant Professor at The Johns Hopkins University in the Department of Political Science. Mr. Sekulow is active in several organizations, including the Council on Foreign Relations and the Economic Club of New York. . He is Chairman Emeritus of the German American Chamber of Commerce and Co-Chair, Board of Trustees of the American Institute of Contemporary German Studies of The Johns Hopkins University.
Additionally, Mr. Sekulow has been a guest lecturer at The Johns Hopkins University, University of Pennsylvania, Lehigh University, University of South Carolina, Pace University, and University of Geneva. Mr. Sekulow received a Ph. D. and M.A. from The Johns Hopkins University, as well as Certificates of Matriculation from the University of Oslo and the University of Stockholm.
David R. Van Valkenburg, 64
Chairman of Balfour Associates, a firm providing counsel to chief executives, boards of directors, senior lenders, and private equity funds, and Chairman and President of Zero Point Corporation, a computer network engineering company. He has more than 30 years of experience managing cable telecommunications companies around the world. He was appointed the Independent Advisor in the Adelphia bankruptcy case from 2002 through 2003.
Prior to that, Mr. Van Valkenburg held various positions, including Executive Vice President of Media One Group from 1999 to 2000, Executive Vice President, Media One International from 1996 to 1999, and Chief Executive Officer and Chief Operating Officer of Telewest Communications plc (NLTI) from 1997 to 1999. Prior to Telewest, he was President of MultiVision Cable TV Corporation (VRNT), President of Cablevision Industries (CVC), President of Paragon Communications (a MSO joint venture between Time Warner Cable and Houston Industries, Inc.), and President and Executive Vice President of Cox Cable Communications Inc.
Currently, Mr. Van Valkenburg is on the Board of Directors and Executive Committee of The Cable Center and a member of the National Association of Corporate Directors, a non-profit organization that serves the corporate governance needs of directors and boards. Additionally, Mr. Van Valkenburg is the Chairman of the Compensation and Equity Ownership Committee of the Board of Directors of Harmonic Inc. (HLIT) since October 2001 and Chairman of the Audit Committee of the Board of Directors of Moscow CableCom Corporation (MOCC) since January

2005. He also serves on the Boards of 360 Networks Inc., Looking Glass Networks, Inc., TVN Entertainment Corporation, and Contec Corporation. In 1994, Mr. Van Valkenburg was inducted into the Cable TV Pioneers, an organization that recognizes the contributions individuals make to the cable telecommunications industry.
Mr. Van Valkenburg conducted doctoral study at the University of Pittsburgh and received an M.B.A. in Finance from Harvard University, an M.S. in Radiation Biophysics from University of Kansas, and a B.A. in Science Composite from Malone College.
Charles Maynard, 62
Chief Executive and Managing Member of LightPort Digital USA LLC, a provider of integrated GSM / Wi-Fi, VoIP, fiber optics and satellite/cable services. Since 1976, Mr. Maynard has held a wide range of positions within top-level management for telecommunications, wireless and satellite companies. The scope of his responsibilities has included mergers and acquisitions, business planning, product conceptualization and development, as well as general profit and loss management.
Before joining LightPort, Mr. Maynard was the Chief Operating Officer and divisional Chief Executive Officer of Able Telcom Holdings, dba: Adesta, a $550 million communications holding company. Prior to that, Mr. Maynard was Chief Executive Officer of INSAT, which managed aspects of the Motorola/Kyocera wireless distribution channel, as well as Telesat products and services. From 1993 to 1996, Mr. Maynard was the Managing Director of U.S. Wireless Projects for TDF, a division of France Telecom. Mr. Maynard also served as the President of Cincinnati Bell Wireless and Executive Vice President of AT&T Technologies from 1984 to 1993.
Mr. Maynard is an advisor and investor in several high-tech wireless communications companies, including TracStar, Digital Fleet and Terrallon.
George A. Overstreet Jr., 62
Associate Dean for Research & Center Development and Director for the Center for Growth Enterprises at the University of Virginia’s McIntire School of Commerce, where he is also a Professor of Commerce and holder of the Walker Chair in Growth Enterprises. Professor Overstreet is an expert in valuation analysis, and his major research and consulting work focus on valuation measurement and the use of operational research techniques in financial management.
He has served in a consulting and executive education capacity for numerous entities, organizations and public and private companies, including the U.S. Department of Justice, the American Bar Association, and the Association of Credit Union League Executives, Citicorp, Exxon, Chevron, Marathon, and British Petroleum.
Professor Overstreet’s research has been published in numerous academic journals, including the Journal of Bank Research; Journal of Retail Banking; Journal of Commercial Bank Lending; Journal of Risk and Insurance; Journal of Insurance Regulation; and Journal of Real Estate Research. Professor Overstreet is a Huebner Postdoctoral Fellow at the University of

Pennsylvania, and has received a Ph.D. in Finance and M.A. in Finance and Insurance from the University of Alabama, an M.B.A. from the University of Texas at Austin, as well as a B.B.A. from the University of Texas at Austin.
Steven S. Turoff, CPA, 60
Chairman and Founder of The Renaissance Consulting Group, Inc., a firm which specializes in helping financially troubled enterprises plan and implement successful business reorganizations. Mr. Turoff has been a Certified Public Accountant for approximately 35 years and actively involved in numerous engagements including the William Herbert Hunt Liquidating Trust, Zale Corporation, Silk Greenhouse, Inc., Miller Personnel Inc, and FIRSTPLUS Financial, Inc. Additionally, he managed the Chapter 11 bankruptcy reorganizations of Bonanza International Corporation and was a member of senior management of Braniff Airways, Incorporated during its reorganization.
Prior to that, Mr. Turoff spent 11 years in public accounting, with an emphasis on auditing, at Arthur Young & Company. During that time, Mr. Turoff served an audit client base within a variety of industries, including communications, commercial and mortgage banking, commodities, natural resources, restaurant, data processing, manufacturing, automobile distribution and leasing, and transportation.
Mr. Turoff is a member of the American Bankruptcy Institute, Turnaround Management Association, American Institute of CPAs and the Dallas Chapter of the Texas Society of CPAs. He received his B.B.A degree in Accounting from Hofstra University.
John J. Ray III, 47
Managing Director at Avidity Partners, LLC, a company that provides management, advisory and administrative services to distressed companies. Mr. Ray is currently serving as Chairman of the Board and President of post-confirmation Enron Corporation Mr. Ray has also served as Trustee of a number of Liquidation and Litigation trusts, including the Fruit of the Loom Liquidation Trust, the Burlington Industries Liquidation Trust and a litigation trust in connection with the National Century Health Care bankruptcy. Mr. Ray served as Chief Administrative Officer, General Counsel and Secretary of Fruit of the Loom from 1998 to 2002, where he oversaw the direct handling of all public company legal matters, including litigation, SEC and stock exchange matters, debt financing and the administration of all stock-based compensation plans.
From 1989 to 1998, Mr. Ray served in various operational general counsel roles for Waste Management, Inc. and affiliated companies. During that time he was involved in the acquisition and disposition of public and private companies and the formation of joint ventures, partnerships and teaming agreements. Earlier in his career, Mr. Ray practiced law at Mayer, Brown & Platt and employed as a tax professional at Touche Ross & Co. He received his J.D. from Drake University and B.A. from the University of Massachusetts at Amherst.
Jeffrey Ginsberg, 42
Executive Chairman of InfoHighway Communications, a CLEC with over 15,000 customers and $110 million in annual revenue that provides telecommunications services to business customers in the Northeast United States. Mr. Ginsberg has extensive senior level wireless and wireline operating experience, and has significant expertise directing company strategy, organizing capital raising, supervising mergers and acquisitions, and developing strategic operating relationships. As Executive Chairman, he leads the overall strategic direction of InfoHighway, with an emphasis on capital raising, corporate development and managing the finance and accounting functions of the business.
Prior to that, Mr. Ginsberg was Chairman, Chief Executive Officer and Co-founder of Eureka Broadband Corporation, a building local exchange carrier, or BLEC, and predecessor entity to InfoHighway, from June 1999 to August 2005. During the telecommunications market “meltdown” that occurred in 2001, Mr. Ginsberg led Eureka through a decisive and aggressive restructuring of its balance sheet and business operations and returned the business to profitability. While at InfoHighway and Eureka, Mr. Ginsberg has completed nine successful M&A transactions and raised over $150 million in capital. Before founding Eureka, Mr. Ginsberg was Chairman and Co-Founder of Apex Site Management, one of the largest telecommunications site management firms in the United States at the time of its sale in December 1999 for $60 million. Mr. Ginsberg started the business in November 1994, was responsible for all capital raising and M&A, and also spearheaded numerous site management relationships with real estate owners and tower owners such as cable operators, broadcast companies and utilities.
Mr. Ginsberg also co-founded Horizon Cellular Group, which grew from a start-up in 1991 (in partnership with McCaw Cellular) to become one of the 20 largest cellular system operators in the United States until its sale for $575 million in 1996. At Horizon, Mr. Ginsberg served as Director of Corporate Development and was responsible for acquisition and integration of operating businesses and cellular licenses as well as the development and negotiation of inter-carrier relationships. From 1988 to 1991, Mr. Ginsberg was a Principal at First Eastern Merchant Banking Group, an investment banking/venture capital firm that he co-founded. Between 1986 and 1988, he was an Associate in the Investment Banking Department of Janney Montgomery Scott in Philadelphia. Mr. Ginsberg received a B.S. in Finance and Accounting from the Wharton School of the University of Pennsylvania in 1986, where he graduated cum laude.
Niles K. Chura, 36
Portfolio Manager at Highland Capital Management, L.P, an investment adviser specializing in credit and alternative investments and the largest shareholder of Motient Corporation. As Portfolio Manager, Mr. Chura manages more than $1.5 billion of investments. Highland’s holdings in this industry consist of both par and distressed securities, and include equities, high yield bonds and leveraged loans. He has extensive experience in finance/valuation, investing in telecommunications companies, negotiating and closing senior debt transactions, and advising on the restructuring of competitive telecom carriers. Mr. Chura’s expertise includes determining enterprise valuations and debt capacity, and in understanding the how the regulatory environment affects telecommunications companies.
Prior to joining Highland, Mr. Chura was a member of the media and telecom portfolio management group at Bank of America, where he participated in a variety of financial situations, most notably Bell Canada Enterprises’ CDN $6.23 billion repurchase of Bell Canada shares. Earlier in his career, Mr. Chura worked in the finance and planning group at American Airlines.

His responsibilities there included conducting airline profitability analysis and financial planning.
Mr. Chura was also a field artillery officer in the U.S. Army, serving overseas for three and a half years. Mr. Chura received his M.B.A. in Finance from Yale University and a B.A. in Economics and Government from The College of William & Mary.
How to Vote
If you need assistance in voting, please contact MacKenzie Partners, Inc. at 800-322-2885 or email (to be discussed: motient@mackenziepartners.com).
About Highland Capital
Highland Capital Management, L.P. (“Highland Capital”) is Motient’s largest stockholder, owning approximately 14% of the common stock, with an investment value of more than $230 million. A long-term investor, Highland Capital was a Motient investor prior to its emergence from bankruptcy in 2002, and the firm has participated in every Motient equity transaction to date.
Highland Capital is a SEC-registered investment adviser specializing in credit and alternative investment investing. The firm manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
Highland Capital specializes in stressed and distressed investments where it sees opportunities to work constructively with management for significant long-term value enhancement. One of the largest managers of leveraged loans and collateralized loan obligations in the world, Highland Capital has consistently outperformed relative indices and has posted market leading performance through a variety of market cycles. The firm is based in Dallas, Texas, with offices in New York and London.
Contact Us
Investors:
Daniel H. Burch, Bob Sandhu or Larry Dennedy
MacKenzie Partners, Inc.
212-929-5500 or 800-322-2885
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Denise DesChenes or Kara Findlay
Citigate Sard Verbinnen
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